April 4, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (615) 890-0123

Mr. Donald K. Daniel
Senior Vice President and Controller
National Health Investors, Inc.
100 Vine Street, Suite 1202
Murfreesboro, TN  37130

      Re:	National Health Investors, Inc.
      Form 10-K for the year ended December 31, 2005
      Filed March 10, 2006
      File No. 001-10822

Dear Mr. Daniel:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Coverpage

1. Please advise us how you meet the criteria to qualify as a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

2. We understand that you significantly increased your portfolio since the date you began operations which resulted in a reduction in the portion of your portfolio operated by NHC to 13.3% of your total portfolio as of December 31, 2005. We also note from your disclosure in Note 18 on page 61 that rental income from NHC continues to represent the majority of your rental income despite this strategic diversification. Please advise us of and in future filings expand your disclosure to provide a more robust discussion of the metrics used by management to evaluate operating performance. In this regard, please also include a discussion of these metrics as they relate to the NHC portion of your portfolio compared to the rest of your portfolio and the underlying reasons for these differences.

Note 3, Real Estate Properties
Foreclosure Properties, page 48

3. We understand from your disclosure here and on page 4 that all of your owned and operated long-term health care facilities, acquired through foreclosure, were subsequently sold to a not-for-profit entity and accounted for under the deposit method since you provided
100% financing. Please advise us, and in future filings revise your disclosure to summarize all amounts reflected in your financial statements which relate to the properties subject to the sales contract and how you account for the asset or liability generated from the net income (loss) associated with these properties and whether such amount is included in your realization assessment of the carrying amount associated with these properties disclosed on page
49. In addition, please disclose the material terms of this transaction including the aggregate purchase price, payment terms associated with the financing and any other continuing involvement that you have with these properties.

Note 7, Investment in Marketable Securities, page 53

4. Please explain to us your basis in accounting for recording
$5.0
million of the gross investment gains of $10.3 million from the sale of investments in available-for-sale securities as a reduction in operating expenses in arriving at income before non-operating income.

Item 9A. Controls and Procedures, page 64

5. Please confirm to us that your principal executive and principal financial officers concluded that your disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective rather than sufficiently effective. In future filings, please clarify the conclusions reached by the principal executive and principal financial officers as either effective or ineffective.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

Mr. Donald K. Daniel
National Health Investors, Inc.
April 4, 2006
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